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SEC FILE NUMBER
8-71081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OpenYield Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 East 42nd St, Ste 1932
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	ana@openyld.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA P.C.
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd NE, Ste 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Thomas Shpetner</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>OpenYield Trading LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Thomas Shpetner*
Thomas Shpetner (Mar 30, 2026 19:17:12 EDT)

Title: GC & CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OpenYield short oath

Final Audit Report   2026-03-30

Created:	2026-03-30
By:	Ana Carter (ana@cartanaconsulting.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAJtp0RRUnm_nSk5P6CIVPaB9RiylCklML

"OpenYield short oath" History

Document created by Ana Carter (ana@cartanaconsulting.com)
2026-03-30 - 9:05:03 PM GMT- IP address: 75.42.40.154

Document emailed to Thomas Shpetner (tom@openyld.com) for signature
2026-03-30 - 9:05:07 PM GMT

Email viewed by Thomas Shpetner (tom@openyld.com)
2026-03-30 - 11:16:48 PM GMT- IP address: 74.125.210.35

Document e-signed by Thomas Shpetner (tom@openyld.com)
Signature Date: 2026-03-30 - 11:17:12 PM GMT - Time Source: server- IP address: 107.77.226.34

Agreement completed.
2026-03-30 - 11:17:12 PM GMT

OPENYIELD TRADING LLC

FINANCIAL STATEMENT

Including Report of Independent Registered Public Accounting Firm

For the Year ended December 31, 2025

OPENYIELD TRADING LLC

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
OpenYield Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenYield Trading LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

March 31, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

OPENYIELD TRADING LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash and Cash Equivalents	$	300,353
Accounts Receivable		26,385
Deposit with Clearing Firm		267,052
Prepaid Expenses and Deposits		1,546
TOTAL ASSETS	$	595,336

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	839
Due to Clearing Firm		10,026
TOTAL LIABILITIES		10,865
MEMBER'S EQUITY		584,471
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	595,336

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT
For the Year ended December 31, 2025

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

OpenYield Trading LLC (the "Company") is a limited liability company which was formed in the state of Delaware on March 10, 2023 and is a wholly owned subsidiary of OpenYield Inc. (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") since September 27, 2023. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As a limited liability company, the Member's liability is limited to its investment.

The Company is engaged in the business of operating an alternative trading system.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash deposits in high credit quality financial institutions. Cash balances at times may exceed federally insured limits. Cash balances in excess of the Federal Deposit Insurance Corporation (FDIC) limit and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Revenue from Contracts with Customers

Revenue from contracts with customers includes commissions. The Company operates an alternative trading system ("ATS") providing a platform for its subscribers to buy and sell bonds. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is included in the income tax returns filed by its Member, which files as a C corporation. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Member. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial

statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (cont.)

Income Taxes (cont.)

applying the enacted tax rate to future periods for differences between the financial statement amounts and the tax basis of assets and liabilities.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each reporting period. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Advertising and Marketing

The Company expenses advertising and marketing costs as incurred. The Company incurred $48,595 in advertising and marketing expenses for the year ended December 31, 2025.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are reflected as principal transactions within the accompanying Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2025, the Company had net capital of $555,153 which was $550,153 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0196 to 1.0000 as of December 31, 2025.

NOTE 3 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE 4 – Related Party Transactions

The Company has an expense sharing agreement with its Member. Under the agreement, amounts paid by the Member such as payroll costs, occupancy, IT services and advertising and marketing are allocated

to the Company based on estimated usage on a monthly basis. The Company periodically remits payment

NOTE 4 – Related Party Transactions (cont.)

for such expenses or amounts due are forgiven by the Member and recorded as capital contributions by the Company. Allocated expenses to the Company for the year ended December 31, 2025, amounted to approximately $1,263,399. There were no amounts due to the Member on the accompanying statement of financial condition as of December 31, 2025, arising from this agreement. Financial position and results of operations could differ from the amounts in the accompanying financial statements if this related party agreement did not exist.

NOTE 5 – Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax benefits	-
Income tax expense	$ -

Significant components of deferred tax assets are as follows:

Deferred tax asset arising from net operating loss carry forward	$ 672,000
Deferred tax valuation allowance	(672,000)
Net deferred tax asset	$ -

As of December 31, 2025, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $2,399,000. The deferred tax asset arising from the net operating loss carryforward of approximately $672,000 at December 31, 2025 has been fully reserved as there is less than a 50% chance of it being realized.

NOTE 6 – Clearing Agreement

The Company clears certain customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis. The clearing agreement requires the Company to maintain a deposit with the clearing broker in cash or securities. Provided the Company is not in default of its obligations or liabilities under this agreement, the deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The due to the clearing firm arises from clearing costs incurred under the clearing agreement.

NOTE 7 – Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income

NOTE 7 – Fair Value Measurement (cont.)

or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for securities owned included within the Company's clearing deposit as of December 31, 2025.

	Fair Value Measurements December 31, 2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
U.S. Treasury Bills	$ 266,498	$ 266,498	$ -	$ -

NOTE 8 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of services – operating an alternative trading system. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9 - Subsequent Events

The Company has evaluated subsequent events occurring through the date that the financial statements were issued.

NOTE 10 – Net Loss

The Company incurred a loss for 2025 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

NOTE 10 – Net Loss (cont.)

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.